AB* 3/13

SEC  ON

07003256

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 051687

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

DZ Financial Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

609 Fifth Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Gerhard Summerer (212) 745 1600
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 16 2007
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)


SEC MAIL PROCESSING
RECEIVED
FEB 28 2007
WASH. DC
156

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Gerhard Summerer, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of DZ Financial Markets LLC, as of **December 31, 2006**, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature Date 02/27/07

President
Title

Notary Public

KATHLEEN WEBER
NOTARY PUBLIC, STATE OF NEW YORK
No. 01WE6002193
Qualified in New York County
Commission Expires Feb. 2, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



DZ Financial Markets, LLC

Statement of Financial Condition

December 31, 2006

This report is filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a public document.

Contents

Independent Auditor's Report 1

Financial Statement:

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3 - 4

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors and Member
DZ Financial Markets, LLC
New York, New York

We have audited the accompanying statement of financial condition of DZ Financial Markets, LLC (the "Company") as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DZ Financial Markets, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 22, 2007

DZ Financial Markets, LLC

Statement of Financial Condition
December 31, 2006

ASSETS	
Cash and Cash Equivalents	$ 12,398,471
Interest Receivable	25,417
Furniture, Equipment and Leasehold Improvements, at cost, less accumulated depreciation and amortization of $6,902	636
Total assets	$ 12,424,524
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Payable to Parent	$ 375,741
Accounts payable and accrued expenses	129,960
Total liabilities	505,701
Member's Equity	11,918,823
Total liabilities and member's equity	$ 12,424,524

See notes to statement of financial condition.

Note 1. Nature of Business and Organization

DZ Financial Markets, LLC (the "Company"), is a wholly owned subsidiary of DZ Bank (the "Parent"), formerly DG Bank. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company acts as a broker for U.S. Qualified Institutional Buyers ("QIBs") that engage in foreign and domestic securities trading and private placement activities. The Company also provides advisory services for underwriters and companies which intend to go public. All trades and placements are executed through affiliates on a delivery versus payment basis.

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company. Broker/dealers operating under the provisions of (k)(2)(i) are also exempted from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under rule 15c3-3.

Note 2. Significant Accounting Policies

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions, including those regarding financial instrument valuations and certain accrued liabilities, that affect the related amounts reported in the financial statements and accompanying notes. Actual results could differ materially from these estimates.

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase. The Company maintains a portion of its cash and cash equivalents at an affiliate, as discussed in Note 3.

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization.

The Company is a single member limited liability company ("LLC") that has elected to be a disregarded entity for Federal and State income tax purposes. As such, the results of operations are included on the income tax return of its Parent who is responsible for all income taxes.

Note 3. Related Party Activities

The Company has service agreements with the Parent. The Company shares many of the same resources to benefit from infrastructural cost savings in the conduct of their business.

The Parent provides office space and certain administrative services to the Company, for which the Company was charged. The related payables in the amount of $375,741 are recorded as "Payable to Parent" on the statement of financial condition.

The Company participates in a health plan with the Parent.

Cash balances of $36,713 included in cash and cash equivalents are on deposit with an affiliate at December 31, 2006.

Note 4. Regulatory Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equal to $100,000 or 6-2/3% of aggregate indebtedness (as defined), whichever is greater and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2006, the Company had net capital and excess net capital of $11,864,592 and $11,764,592 respectively. The ratio of aggregate indebtedness to net capital was approximately .04 to 1.

END